UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934




                       For the month of September, 2005

                                 SPIRENT plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

  Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




                                  Spirent PLC

                           NETWORK PRODUCTS DIVISION

London, UK - 19 September 2005: Spirent plc (LSE: SPT; NYSE: SPM), a leading communications technology company, today announces that it has started a formal process that is expected to result in the sale of its Network Products division, HellermannTyton. This decision is consistent with the Group's stated strategy of focusing on growing its Communications group whilst maximising the value of its other businesses.

HellermannTyton provides innovative solutions for fastening, identifying, insulating, organising, routing and connectivity that add value to electrical and communication networks in a wide range of applications. It continues to demonstrate strong revenue growth, robust margins and attractive cash flows.

Further announcements will be made as appropriate.

Gleacher Shacklock LLP and JPMorgan Cazenove Limited are acting as Financial Advisers to the Company in relation to the disposal.

Anders Gustafsson, Chief Executive, commented:

"HellermannTyton is an excellent business that is performing well. Given our strategy to concentrate our resources on the development of the Communications group, we believe that this is a good time to realise value from our successful investment in HellermannTyton and strengthen our overall financial position."

                                    - ends -

Enquiries

Anders Gustafsson, Chief
Executive                          Spirent plc             +44 (0)1293 767676
Eric Hutchinson, Finance
Director

Tim Shacklock                      Gleacher Shacklock      +44 (0) 7484 1150
                                   LLP
Edward Cumming-Bruce

Julian Cazalet                     JPMorgan Cazenove Ltd   +44 (0) 7588 2828
Andrew Hodgkin

Reg Hoare                          Smithfield              +44 (0)20 7360 4900
Katie Hunt




About Spirent

Spirent is a leading communications technology company focused on delivering innovative systems and services to meet the needs of customers worldwide. We are a global provider of performance analysis and service assurance solutions that enable the development and deployment of next-generation networking technologies such as broadband services, Internet telephony, 3G wireless and web applications and security testing. Our Network Products business is a developer and manufacturer of innovative solutions for fastening, identification, protection and connectivity in electrical and communications networks marketed under the global brand HellermannTyton. The Systems group comprises PG Drives Technology which develops power control systems for specialist electrical vehicles in the mobility and industrial markets. Further information about Spirent plc can be found at www.spirent.com

Spirent Ordinary shares are traded on the London Stock Exchange (ticker: SPT) and on the New York Stock Exchange (ticker: SPM; CUSIP number: 84856M209) in the form of American Depositary Shares (ADS), represented by American Depositary Receipts, with one ADS representing four Ordinary shares.

Spirent and the Spirent logo are trademarks or registered trademarks of Spirent plc. All other trademarks or registered trademarks mentioned herein are held by their respective companies. All rights reserved.

This press release may contain forward-looking statements that are based on current expectations or beliefs, as well as assumptions about future events. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. You should not place undue reliance on these forward-looking statements, which are not a guarantee of future performance and are subject to factors that could cause our actual results to differ materially from those expressed or implied by these statements. These risks include the risks described from time to time in Spirent plc's Securities and Exchange Commission periodic reports and filings. The Company undertakes no obligation to update any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise.




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______LUKE THOMAS______

                                                     (Registrant)

Date 19 September 2005                         By   ____/s/ Luke Thomas____

                                                    (Signature)*